NEWS RELEASE 07-20	May 8, 2007

DR. MARK O’DEA SELECTED AS ONE OF CANADA’S TOP 40 UNDER 40

Fronteer Development Group Inc. (the "Company") (FRG - TSX/AMEX) is pleased to announce that Dr. Mark O'Dea, President and CEO of Fronteer Development Group and Aurora Energy Resources, has been selected as a recipient of Canada’s Top 40 Under 40 Awards for 2006.

In this year's competition, Mark was selected from a group over 1,000 candidates. Along with the other 2006 winners, Mark will be recognized at a ceremony being held today in Toronto, Canada.

"This is another milestone for both companies," said Oliver Lennox-King, Chairman of both Fronteer and Aurora. "Mark has been instrumental in leading a team of experts and forging the paths of both companies. On behalf of all shareholders, staff and the Board of Directors, I extend my congratulations to Mark on this great achievement!"

More information on Mark and the other winners please see http://www.top40award-canada.org/award/

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries and strategic acquisitions. There are currently nine drill rigs operating in Turkey on three projects and one drill rig operating in Mexico on two gold-silver projects. Fronteer has a strong balance sheet and has a prominent foothold in an emerging uranium-copper-gold district in the northern Yukon. Fronteer holds a 46.9% interest in Aurora Energy Resources (AXU-TSX).

For further information on Fronteer visit www.fronteergroup.com or contact:
Camon Mak, Investor Relations
Jessica Delaney, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com